UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period : N/A

Commission file number 0-15829

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CHARTER CORPORATION

RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CHARTER CORPORATION

10200 DAVID TAYLOR DRIVE
CHARLOTTE, NORTH CAROLINA 28262-2373
(704) 688-4300

REQUIRED INFORMATION

     The First Charter Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST CHARTER CORPORATION

RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Compensation Committee
First Charter Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the First Charter Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina
June 27, 2005

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2004

Additions:
Investment income:
Net realized and unrealized appreciation	$3,340,094
Dividends	709,999
Interest on participant loans	3,305

Net investment income	4,053,398

Contributions:
Participant	2,729,489
Employer	2,578,355
Rollovers	125,114

Total contributions	5,432,958

Total additions	9,486,356

Deductions:
Benefits paid	3,194,621

Total deductions	3,194,621

Net increase in assets available for plan benefits	6,291,735

Net assets available for plan benefits:

Beginning of year	32,030,991

End of year	$38,322,726

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Cash	$—	$37,826
Investments, at fair value:
Mutual funds (cost of $28,822,086 at December 31, 2004 and $26,878,625 at December 31, 2003)	29,034,793	25,344,528
First Charter Corporation common stock (cost of $5,136,200 at December 31, 2004 and $4,837,475 at December 31, 2003)	7,144,410	5,238,286
Participants’ loans receivable	119,468	80,929

Total investments	36,298,671	30,663,743
Receivables:
Contribution receivable from employer	1,970,213	1,231,055
Contribution receivable from employees	—	3,948
Accrued income receivable	70,867	95,017

Total receivables	2,041,080	1,330,020

Total assets	$38,339,751	$32,031,589

Liabilities
Miscellaneous liabilities	$17,025	$598

Net assets available for plan benefits	$38,322,726	$32,030,991

See accompanying notes to financial statements.

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The First Charter Corporation Retirement Savings Plan (the “Plan”) is a defined contribution plan which covers substantially all employees of First Charter Corporation (the “Corporation”). The Plan was established on January 1, 1973 to provide retirement benefits for the Corporation’s employees. The notes to the financial statements include only general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Corporation and First Charter Bank (the “Bank”), a wholly-owned subsidiary and a related party-in-interest, either directly or through subsidiaries, provide businesses and individuals a broad range of financial services, including banking, financial planning, funds management, investments, insurance, mortgages and employee benefit services.

During 2002, the Plan was amended to provide for the addition of an Employee Stock Ownership Plan (“ESOP”) provision. Shares of the Corporation’s common stock are held in this ESOP, which does not have any debt to the Corporation or to third parties. All such shares have been allocated to participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets and changes in net assets available for plan benefits.

The preparation of financial statements in accordance with United States generally accepted accounting principles requires the use of Plan administrator estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(b)	Trustee

Under the terms of the trust agreement between the Bank and the Plan, the Bank acts as trustee for the Plan.

(c)	Investments

Investments are stated at their fair value, which is based on closing market quotations at December 31, 2004 and 2003. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends on mutual funds are allocated as of posting date. First Charter stock dividends are allocated based on record date. Participant loans receivable are stated at cost which approximates fair value. Interest rates on participant loans ranged from 5.00% to 10.50% during 2004.

(d)	Administrative Expenses

All expenses incurred related to the administration of the Plan are paid by the Corporation, which totaled $143,708 in 2004.

(3)	Investments

The Plan is a participant directed plan, providing participants with thirteen investment options consisting of mutual funds and First Charter Corporation common stock.

The following is a summary of investments at fair value as of December 31, 2004 and 2003 with investments representing 5% or more of the Plan’s net assets separately identified:

Description of Investment	2004	2003
Federated Capital Preservation Fund	$4,688,175	$4,602,136
Federated Income Trust Fund	2,217,241	2,277,259
Fidelity Advisor Equity Growth Fund	3,200,236	2,899,441
First Charter Corporation Common Stock	7,144,410	5,238,286
Janus Advisor Capital Appreciation Fund	1,924,089	1,437,571
Vanguard Balanced Index Fund	3,898,948	3,005,181
Vanguard Index 500 Fund	5,884,098	4,873,192

During 2004, Plan investments in various mutual funds (including gains and losses on mutual funds bought and sold, as well as held during the year) appreciated in value by $1,606,513.

As of December 31, 2004 and 2003, the Plan held 273,000 shares and 267,943 shares, respectively, of First Charter Corporation common stock. This common stock (including gains and losses on such common stock bought and sold, as well as held during the year) appreciated in value by $1,733,581 for the year ended December 31, 2004. Dividends on First Charter Corporation common stock amounted to $200,352.

(4)	Contributions

The Plan is a defined contribution 401(k) plan sponsored by the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). An employee is eligible to become a participant in the Plan on the Plan’s first entry date (first day of each calendar month) following the completion of one month of service and the attainment of age 20. Employees may contribute up to 50% of their qualified compensation to the Plan. Contributions were limited to a maximum of $13,000 in 2004. Participants attaining age 50 or older prior to the close of the plan year may contribute additional catch-up contributions after contributing the maximum allowable by the IRS. For 2004, the catch-up contribution is limited to $3,000, increasing ratably to a maximum of $5,000 in 2006. Participants may also contribute amounts representing distributions from other qualified plans.

Employer matching contributions to the Plan are made by the Corporation quarterly. Plan participants with 6 months of service will receive $0.50 for every dollar contributed up to 6% of their compensation. The Corporation may also make a discretionary non-elective contribution amounting to 3% of an employee’s compensation. To receive the non-elective discretionary contribution, an employee must have completed one year of service, been an employee on January 1st or July 1st and been employed on the last day of the plan year. The aggregate discretionary non-elective contributions made by the Corporation in 2004 were $1,057,193. The Corporation may also make a discretionary supplemental matching contribution, based on the earnings per share of First Charter stock, which is allocated in the same manner as the employer match referenced above. The discretionary supplemental matching contribution made by the Corporation in 2004 was $701,944.

(5)	Benefits and Vesting

The net investment income or loss and employer contributions are allocated to the individual participants’ accounts on a daily basis. Employer and employee contributions, including related net investment income or loss, are accumulated separately within each participant’s account. Employee contributions and the related net investment income or loss are fully vested at all times. Participants become 25% vested in the employer contribution and the related net investment income or loss after two years of credited service and vesting continues to increase by 25% for each additional year of service. Participants become 100% vested following five years of credited service or upon death or attainment of normal retirement age of 65. Terminating participants receive the appropriate vested percentage of each annual employer contribution. Non-vested amounts will be forfeited and used to reduce the employer’s contribution. This forfeited amount will remain in the participant’s individual account until the December 31 valuation date coinciding with or next following a one year break in service. Excess contributions by the Corporation are also deemed to be non-vested forfeited balances. Forfeitures totaling $188,000 were used to reduce total cash contributed by the Corporation in 2004.

A participant may withdraw, in whole or in part, the current portion of his/her Extra Savings Account contributions without specifying the reason for such a withdrawal. This type of withdrawal may be made once during a plan year. A participant may also receive a hardship withdrawal with the approval of the Retirement Savings Plan Administrative Committee (the “Committee”). An employee must obtain the Committee’s approval before such a distribution will be made, and this withdrawal will result in a six-month suspension of the participants’ Before Tax Contribution Account contributions.

The Plan allows the Corporation to authorize the trustee to make loans to Plan participants and beneficiaries under certain circumstances and with certain conditions as set forth in the Plan. Loans outstanding at December 31, 2004 and 2003 were $119,468 and $80,929, respectively.

A participant, at his/her retirement date, may elect to receive the accumulated benefits due him/her under the Plan by lump sum cash payment, purchase of a nontransferable annuity contract, installments from fixed income account or trust fund or any other method providing for installments in approximately equal amounts not to exceed a period longer than the life expectancy of the participant or his/her spouse. Such benefits are also payable to the participant if he/she becomes permanently disabled or to his/her beneficiaries upon his/her death.

(6)	Plan Termination

Although the Corporation has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan or discontinue the discretionary contributions at any time. If the Plan is terminated or contributions are discontinued, each participant becomes fully vested in the amount allocated to his/her individual account.

(7)	Federal Income Taxes

The IRS issued its latest determination letter on September 5, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule 1

FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a) * Party-in-			Current
Interest	(b) Identity of issue, borrower, lessor or similar party, and (c) description of investment	(d) Cost	(e) Value

	Participant loans receivable, at various rates ranging from 5.00% through 10.50%	$—	$119,468
	AIM Constellation Fund – 52,876 units	1,264,425	1,207,689
	AIM Premier Equity Fund – 131,555 units	1,494,159	1,299,764
	American Century International Growth Fund – 64,485 units	546,909	583,586
	Dreyfus Worldwide Growth Fund – 41,278 units	1,288,392	1,390,259
	Federated Capital Preservation Fund – 468,817 units	4,687,939	4,688,175
	Federated Growth Strategies Fund – 58,100 units	1,570,362	1,758,093
	Federated Income Trust Fund – 210,764 units	2,205,458	2,217,241
	Fidelity Advisor Equity Growth Fund – 66,616 units	3,424,676	3,200,236
	Fidelity Advisor Growth Opportunities Fund – 32,196 units	984,608	982,615
*	First Charter Corporation Common Stock – 273,000 shares	5,136,200	7,144,410
	Janus Advisor Capital Appreciation Fund – 76,749 units	1,754,024	1,924,089
	Vanguard Balanced Index Fund – 200,460 units	3,642,888	3,898,948
	Vanguard Index 500 Fund – 52,706 units	5,958,246	5,884,098

	Total	$33,958,286	$36,298,671

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST CHARTER CORPORATION
RETIREMENT SAVINGS PLAN

	By:	FIRST CHARTER BANK, Trustee

	By:	/s/ Robert E. James, Jr.

Date June 29, 2005		Robert E. James, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.
23	Consent of KPMG LLP